September 14, 2007

Mail Stop 4561

By U.S. Mail and Facsimile (604) 669-8803

Roger Gordon
President
Pure Pharmaceuticals Corporation
P.O. Box 55
1595 Stone Mill Park
Bellona, New York 14415

Re: Pure Pharmaceuticals Corporation, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed September 7, 2007
File No. 333-134659

Dear Mr. Gordon:

        We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 3

1.   Here and elsewhere throughout the prospectus, please revise to indicate that the agreement with Mr. Gordon is with a related party, not a third party.

2.   Please disclose here and in the Business section specifically what Oxytetracycline is (e.g., an antibiotic) and what its main use is (e.g., what type of animals it is used for and for what purpose).

3.   Disclose the date of your first sale and discuss why you believe sales have been so limited.

Exhibit 23.1

4.   The auditor's report is dual dated for Notes 2(k), 5 and 7, on page 44 of the Form 10-K. The auditor's consent is dual dated for only Notes 2(k) and 7. Also, the auditor's consent states that the SB-2/A is dated September 6, 2007 when in fact the Form was filed on September 7, 2007. In your next amended filing, please provide an auditor's consent that provides information consistent with the auditor's report.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: Stewart L. Muglich
        Sangra, Moller LLP
        1000 Cathedral Place
        925 West Georgia Street
        Vancouver, B. C. V6C 3L2
        Canada